FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180779-15
April 6, 2015

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.
______________________

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$950,914,000 (Approximate)
Morgan Stanley Bank of America Merrill Lynch Trust 2015-C22
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
CIBC Inc.
Starwood Mortgage Funding III LLC
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2015-C22

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, X-A, A-S, B, PST and C of its Series 2015-C22 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated March 30, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000430 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated March 30, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000427 (the “Term Sheet”):

Structural and Collateral Updates

•	It is expected that Moody’s will assign the Class X-A Certificates a rating of “Aa1(sf)” on the closing date of this transaction.

•	Morgan Stanley & Co. LLC, an underwriter, and an affiliate of Morgan Stanley Capital I Inc., the depositor, Morgan Stanley Mortgage Capital Holdings LLC, a mortgage loan seller and a sponsor, and

Morgan Stanley Bank, N.A., an originator, the initial holder of the 300 South Riverside Plaza Fee Serviced Companion Loan, the Waterfront at Port Chester Serviced Companion Loan and the Hilton Garden Inn W 54th Street Serviced Companion Loan and the current holder of the Hilton Garden Inn W 54th Street B Note, is expected to be the initial holder of 20% of the Notional Amount of the Class X-A Certificates and may hold some or all of the Notional Amount of the Class X-B Certificates on the Closing Date.

•
The definition “Hilton Garden Inn W 54th Street Major Decisions” under the section entitled “Description of the Mortgage Pool—The A/B Whole Loans and the Loan Pairs—The Hilton Garden Inn W 54th Street Loan Pair” in the Free Writing Prospectus is revised as follows:

o	The tenth bullet point under such definition is replaced with the following:

•
any franchise changes or amendments or modifications to the related franchise agreement (with respect to the Hilton Garden Inn W 54th Street Loan Pair if the lender is required to consent or approve under the related mortgage loan documents) or any property management company changes or amendments or modifications to the related property management agreement, including, without limitation, approval of the termination of a manager and appointment of a new property manager (with respect to the Hilton Garden Inn W 54th Street Loan Pair if the lender is required to consent or approve under the related mortgage loan documents);

o	The following three bullet points are added to the end of such definition:

•	approval of any replacement guarantor under the related mortgage loan documents;

•	approval of any property improvement plans or other material alterations proposed for the Hilton Garden Inn W 54th Street Mortgaged Property; and

•
any determination regarding the application of casualty or condemnation proceeds to restoration of the Hilton Garden Inn W 54th Street Mortgaged Property or to repayment of the debt related to the Hilton Garden Inn W 54th Street Loan Pair (in each case, subject to the REMIC provisions).

•
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as Dallas Marriott Las Colinas, representing approximately 6.0% of the Initial Pool Balance, the column labeled “2011” in the table entitled “Cash Flow Analysis” that appears on page III-30 of Appendix III to the Free Writing Prospectus and page T-54 of the Term Sheet is replaced with the following:

2011
53.9%
$139.57
$75.21

$9,992,909
$3,894,297
$248,085
$14,135,291
$8,986,417
$5,148,874
$565,412
$4,583,462

1.23x
1.09x
7.8%
7.0%

•
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as Columbus Commons, representing approximately 2.5% of the Initial Pool Balance, the map that appears on page III-62 of Appendix III to the Free Writing Prospectus and page T-86 of the Term Sheet is replaced with the map attached hereto as Exhibit A.

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Drexel Hamilton, LLC (collectively, the “Underwriters”).  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4
Morgan Stanley & Co. LLC	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$
Total	$	$	$	$	$

Underwriters	Class X-A	Class A-S	Class B	Class PST	Class C
Morgan Stanley & Co. LLC	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$
Total	$	$	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates in the following manner: Morgan Stanley & Co. LLC is acting as sole bookrunner with respect to 72.9% of each Class of the Offered Certificates and Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole bookrunner with respect to 27.1% of each Class of the Offered Certificates. CIBC World Markets Corp. and Drexel Hamilton, LLC will act as co-managers with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriters may be increased.  The depositor expects to receive from this offering approximately $                      , plus accrued interest from April 1, 2015, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.

The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and CIBC Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

Each Underwriter has represented and agreed, that:

(a)           in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity or the depositor; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)           to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)           in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates above shall require the Issuing Entity, the depositor or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU)) and includes any relevant implementing measure in the Relevant Member State.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about April        , 2015, which is the                            business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, an Underwriter and the entity that is expected to be the initial holder of 20% of the Notional Amount of the Class X-A Certificates and may hold some or all of the Notional Amount of the Class X-B Certificates on the Closing Date, is an affiliate of the depositor and of Morgan Stanley Mortgage Capital Holdings LLC, a mortgage loan seller and a sponsor, and of Morgan Stanley Bank, N.A., an originator, the initial holder of the 300 South Riverside Plaza Fee Serviced Companion Loan, the Waterfront at Port Chester Serviced Companion Loan and the Hilton Garden Inn W 54th Street Serviced Companion Loan and the current holder of the Hilton Garden Inn W 54th Street B Note.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator and a sponsor.  CIBC World Markets Corp., an Underwriter, is an affiliate of CIBC Inc., a mortgage loan seller, an originator and a sponsor.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and CIBC World Markets Corp., one of the Underwriters and a co-manager for this offering.  That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a mortgage loan seller, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a mortgage loan seller, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to CIBC Inc. (an affiliate of CIBC World Markets Corp.), in its capacity as a mortgage loan seller, of the purchase price for the CIBC Mortgage Loans.  In addition, proceeds received by Starwood Mortgage Funding III LLC in connection with the contribution of the SMF III Mortgage Loans to this securitization transaction will be applied, among other things, to directly or indirectly reacquire any such mortgage loans that are financed with, and to make the applicable payments to, Morgan Stanley Bank, N.A. (an affiliate of Morgan Stanley & Co. LLC), as the related repurchase agreement counterparty.  As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. have a “conflict of interest” within the meaning of

Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc.  In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121.  See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.
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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates.  Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Exhibit A

Columbus Commons
2100 - 2250 South Columbus Boulevard
Philadelphia, PA 19148
Lowes
IKEA
PHILADELPHIA
CAMDEN
NEW JERSEY
Delaware River
Center City
Rittenhouse
Rittenhouse Square
Southwest Center City
Society Hill
South Street
Queen Village
Passyunk Square
Passyunk Square Park
Pennsport
Melrose
South Philadelphia
Packer Park
Roosevelt Park
Ben Franklin Bridge
Independence Natl. Historic Park
US Mint
Independence Seaport Museum
Riverview Plaza
Mummers Museum
Headhouse Market
Theatre of the Living Arts
Pennsylvania Hospital
Thomas Jefferson University
T. Jefferson Univ. Hospital
University of the Arts
City Hall
Comcast Center
Commerce Square
One & Two Liberty Place
PNC Bank Building
Pennsylvania Convention Center
Reading Terminal Market
The Gallery at Market East
Liberty Bell
Independence Hall
Whitman Plaza
Citizens Bank Park
XFinity Live! Philadelphia
Wells Fargo Spectrum
Lincoln Financial Field
Schuylkill Expwy
Delaware Expwy
WALT WHITMAN BRIDGE
Philadelphia Intl. Airport 6 miles
PHILADELPHIA NAVY YARD
Campbell's Field
Rutgers Univ. Camden Campus
Adventure Aquarium
Battleship New Jersey
Susquehanna Bank Center
Cooper Medical School of Rowan Univ.
Light Rail
NJ Transit Riverline
PATCO
SEPTA
MARKET - FRANKFORD LINE
BROAD STREET LINE
Columbus Blvd.
S. Columbus Blvd.
Front St.
Passyunk Ave.
Moyamensing Ave.
Oregon Ave.
Packer Ave.
Pattison Ave.
Washington Ave.
Christian St.
Federal St.
Wharton St.
Reed St.
Tasker St.
Morris St.
Mifflin St.
Ritner St.
Pt. Breeze Ave.
S Broad St.
Market St.
Chestnut St.
Walnut St.
Locust St.
Spruce St.
Lombard St.
South St.
JFK Blvd.
State St.
Federal St.
Pine St.
Atlantic Ave.
Broadway
95
76
676
611
30
Lansdale
PENNSYLVANIA
Horsham
Ambler
Willow Grove
Levittown
Norristown
Audubon
King of Prussia
Plymouth Meeting
Melrose Park
Somerton
Bristol
Burlington
Conshohocken
Wayne
Paoli
Radnor
Ardmore
Germantown
Tacony
Overbrook
Kensington
Pennsauken
Moorestown
Broomall
Yeadon
Springfield
Darby
Chester Heights
Chester
Cherry Hill
Gloucester City
Woodbury
Bellmawr
Clementon
Deptford
NEW JERSEY
DE